[redacted]

15046029

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20649

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 67891

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
EFC Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Dryden Road
(No. and Street)

Dresher (City) **PA** (State) **19025** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Denise Gingolaski **(215) 648-5202**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100 (Address) **Atlanta** (City) **Georgia** (State) **30339** (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2015
04 REGISTRATIONS BRANCH

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Howard Insley**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **EFC Financial Services, LLC** as of **December 31**, **2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Notary Public

Amy L. Johnson
NOTARY PUBLIC
Mecklenburg County, NC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

EFC FINANCIAL SERVICES, LLC

Financial Statements
For the Year Ended
December 31, 2014
With
Report of Independent Registered Public Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
EFC Financial Services, LLC

We have audited the accompanying financial statements of EFC Financial Services, LLC which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. EFC Financial Services, LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EFC Financial Services, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of EFC Financial Services, LLC financial statements. The information is the responsibility of EFC Financial Services, LLC management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 24, 2015
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

EFC FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

	2014
Cash and cash equivalents	$ 592,060
Accounts receivable	169,171
Prepaid expenses and other assets	65,345
Total Assets	$ 826,576

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 3,307
Due to related party	142,470
Total Liabilities	145,777
MEMBER'S EQUITY	680,799
Total Liabilities and Member's Equity	$ 826,576

(See accompanying notes to consolidated financial statements)

EFC FINANCIAL SERVICES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2014

	2014
REVENUES	$ 1,259,691
Total revenues	1,259,691
GENERAL AND ADMINISTRATIVE EXPENSES	
Administrative expenses-related party	541,572
Other operating expenses	107,906
Total expenses	649,478
NET INCOME	$ 610,213

(See accompanying notes to consolidated financial statements)

EFC FINANCIAL SERVICES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2014

	Total
Balance, December 31, 2013	$ 130,527
Net Income	610,213
Contribution from member	46,000
Distributions to member	(105,941)
Balance, December 31, 2014	$ 680,799

(See accompanying notes to consolidated financial statements)

EFC FINANCIAL SERVICES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

CASH FLOW FROM OPERATING ACTIVITIES:	
Net Income	$ 610,213
Adjustments to reconcile net income to net cash provided by operations:	
Increase in accounts receivable	(97,392)
Increase in prepaid expenses and other assets	(31,644)
Increase in due to related party	25,515
Increase in other liabilities	1,638
NET CASH PROVIDED BY OPERATING ACTIVITIES	508,330
CASH FLOWS FROM FINANCING ACTIVITIES	
Contribution from Member	46,000
Distributions to member	(105,941)
NET CASH USED BY FINANCING ACTIVITIES	(59,941)
NET INCREASE IN CASH	448,389
CASH BALANCE:	
Beginning of year	143,671
End of year	$ 592,060

(See accompanying notes to consolidated financial statements)

EFC FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: EFC Financial Services, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company was organized in January 2008 and is a wholly-owned subsidiary of ExpertPlan, Inc. (the "Parent"). The Parent was acquired by Ascensus, Inc. in December 2012.

The Company was formed to provide wholesale mutual fund commission collection services for retirement and benefit plans serviced by ExpertPlan and Ascensus. These plans offer securities of major mutual fund companies, on a payroll deduction basis through the Parent. The mutual fund companies pay commissions to the Company on a shared commission basis (12b-1 fees). The Company does not solicit investments or handle customer funds and/or securities.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in a high credit quality bank. Balances at times may exceed federally insured limits.

Accounts Receivable: All accounts receivable are expected to be collected within one year. Management monitors receivable balances with clients and establishes an allowance for balances where collection appears unlikely. In addition, for accounts where collectability is uncertain, management records an allowance for uncollectible accounts receivable to reflect management's best estimate of expected recovery. As of December, 31, 2014, there are no accounts where collection appears unlikely or collectability is uncertain. Further, there were no accounts charged off in 2014.

Revenue: Due to the assimilation of the ExpertPlan business into the Ascensus model in terms of fee structures and product lines, the revenue for EFC has increased from the prior year. Also, various fund accounts were re-registered with EFC during the third quarter of 2014. In addition, EFC replaced a former affiliated firm that Ascensus used as the broker dealer of Ascensus record kept retirement plans. These changes are being implemented in stages and will conclude in late 2015.

Income Taxes: The Company is a limited liability company for income tax reporting purposes. Therefore, the member will report the entire taxable income on its corporate income tax return and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10 Accounting for Uncertainty in Income Taxes. Thus, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company is included in the income tax returns of its Parent in the U.S. federal jurisdiction and various state jurisdictions. The Company is no longer subject to U.S. federal income tax examination by tax authorities for years before 2011.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported

amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Date of Management's Review: Subsequent events were evaluated through February 24, 2015 which is the date the financial statements were available to be issued.

NOTE B – NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and request that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $446,282, which was $436,564 in excess of its required net capital of $9,719 and its ratio of aggregate indebtedness to net capital was 0.3266 to 1.0.

NOTE C – RELATED PARTIES

The Company has a services agreement with its Parent. Under the terms of the agreement, the Parent provides facilities and administrative services to the Company in exchange for monthly fees. The amount expensed in the accompanying financial statements pursuant to this arrangement was approximately $542,000.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these transactions with related parties did not exist.

SUPPLEMENTAL INFORMATION

SCHEDULE I
EFC FINANCIAL SERVICES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934 AS OF DECEMBER 31, 2014

NET CAPITAL:

Total member's equity	$ 680,799
Less nonallowable assets:	
Accounts receivable	(169,171)
Prepaid expenses	(65,345)
Net capital before haircuts	446,283
Less haircuts	-
Net capital	446,283
Mimimum net capital required	9,718
Excess net capital	$ 436,565
Aggregate indebtedness	$ 145,777
Net capital based on aggregate indebtedness	$ 9,718
Ratio of aggregate indebtedness to net capital	0.3266 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2014

There are no significant difference between net capital as reported in Form X-17A-5 and net capital as computed above.

EFC FINANCIAL SERVICES, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
EFC Financial Services, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) EFC Financial Services, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which EFC Financial Services, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions"); and, (2) EFC Financial Services, LLC stated that EFC Financial Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. EFC Financial Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about EFC Financial Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 24, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

EFC
Financial Services, LLC

BROKER DEALERS ANNUAL EXEMPTION REPORT

EFC Financial Services, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(1) of the Rule.

EFC Financial Services, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2014 without exception.

Howard Insley
January 15, 2015

200 Dryden Road ▪ Suite 4000, ▪ Dresher, Pennsylvania 19025
215-648-5189 ▪ fax: 215-648-5690

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

EFC FINANCIAL SERVICES, LLC
INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of EFC Financial Services, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by EFC Financial Services, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating EFC Financial Services, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). EFC Financial Services, LLC's management is responsible for EFC Financial Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the amount of over payment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 24, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15*********1906*********************MIXED AADC 220
067891 FINRA DEC
EFC FINANCIAL SERVICES LLC
200 DRYDEN RD E STE 4000
DRESHER PA 19025-0003

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment (item 2e from page 2) $ -0-

B. Less payment made with SIPC-6 filed (**exclude interest**) (-0-)

______ Date Paid

C. Less prior overpayment applied (150)

D. Assessment balance due or (overpayment) (150)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ (150)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ -0-

H. Overpayment carried forward $(150)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

EFC FINANCIAL SERVICES, LLC
(Name of Corporation, Partnership or other organization)

Denise M Gingolaski
(Authorized Signature)

FIN OP
(Title)

Dated the 23 day of FEBRUARY, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01-01-14
and ending 12-31-14

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,259,691
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-Ø-
(2) Net loss from principal transactions in securities in trading accounts.	-Ø-
(3) Net loss from principal transactions in commodities in trading accounts.	-Ø-
(4) Interest and dividend expense deducted in determining item 2a.	-Ø-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-Ø-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-Ø-
(7) Net loss from securities in investment accounts.	-Ø-
Total additions	-Ø-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,259,691
(2) Revenues from commodity transactions.	-Ø-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-Ø-
(4) Reimbursements for postage in connection with proxy solicitation.	-Ø-
(5) Net gain from securities in investment accounts.	-Ø-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-Ø-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-Ø-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	-Ø-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -Ø-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -Ø-	
Enter the greater of line (i) or (ii)	-Ø-
Total deductions	1,259,691
2d. SIPC Net Operating Revenues	$ -Ø-
2e. General Assessment @ .0025	$ -Ø-
	(to page 1, line 2.A.)